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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                   (Check One)


            ( X) Form 10-K ( ) Form 20-K ( ) Form 11-K ( ) Form 10-Q

                   ( ) Form 10-D ( ) Form N-SAR ( ) Form N-CSR


For Period Ended:                MARCH 31, 2005

                  (   )    Transition Report on Form 10-K
                  (   )    Transition Report on Form 20-F
                  (   )    Transition Report on Form 11-K
                  (   )    Transition Report on Form 10-Q
                  (   )    Transition Report on Form N-SAR
                  For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant:            TRANSTECHNOLOGY CORPORATION

Former Name if Applicable

                                       N/A
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Address of Principal Executive Office (Street and Number)

                      700 Liberty Avenue
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City, State and Zip Code

                      Union, New Jersey 07083
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                                     PART II
                             RULES 12B-25(B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

(X)      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)      (b)      The subject annual report, semiannual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )     (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.


         The subject report could not be filed without unreasonable effort or expense because, as previously disclosed in the Registrant's Form 8-K dated June 27, 2005, the Registrant recently determined, in consultation with its independent public auditors, that it was necessary to restate its statement of cash flows for the fiscal year ended March 31, 2003, which information will be contained in the subject report. The Registrant has not been able to finalize such restatement and the related disclosures contained in the audited financial statements that will be set forth in the subject report within the prescribed time period for filing the report.

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                                     PART IV
                                OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification:

         Joseph F. Spanier               (908)                   688-2440
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               Name                    Area Code              Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                    (X) Yes          ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    ( ) Yes          (X) No

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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                           TransTechnology Corporation
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 30, 2005
                                              By: /s/ Joseph F. Spanier
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                                              Joseph F. Spanier
                                              Vice President, Chief Financial
                                              Officer and Treasurer

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